                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ____________ to ____________


     Commission file number 000-25287


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           TOWER FINANCIAL 401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Tower Financial Corporation
                              116 East Berry Street
                            Fort Wayne, Indiana 46802

                              REQUIRED INFORMATION


ITEM 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a) Financial Statements:

         Report of Independent Registered Public Accounting Firm

         Financial Statements:

                  Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

                  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

                  Notes to Financial Statements

(b) Exhibits

     23 - Consent of Crowe Chizek and Company LLC


                                                                              2.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Tower Financial 401(k) Plan
Fort Wayne, Indiana

We have audited the accompanying statements of net assets available for benefits of the Tower Financial 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.


                                       /s/ Crowe Chizek and Company LLC

                                       Crowe Chizek and Company LLC
Fort Wayne, Indiana
June 2, 2004


                                                                              3.

                           TOWER FINANCIAL 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2003 and 2002



                                                     2003           2002
                                                     ----           ----
ASSETS

     Investments, at fair value                   $ 1,306,968     $ 756,358
                                                  -----------     ---------

NET ASSETS AVAILABLE FOR BENEFITS                 $ 1,306,968     $ 756,358
                                                  ===========     =========


                See accompanying notes to financial statements.


                                                                              4.

                           TOWER FINANCIAL 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2003



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income
         Net appreciation in fair value of investments (Note 4)          $  167,989
         Dividend and interest income                                        12,185
                                                                         ----------
                                                                            180,174

      Contributions
         Participant                                                        278,336
         Rollover                                                            32,053
         Employer                                                            99,549
                                                                         ----------
                                                                            409,938
                                                                         ----------

             Total additions                                                590,112

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid directly to participants or their beneficiaries          38,470
      Administrative expenses                                                 1,032
                                                                         ----------
             Total deductions                                                39,502
                                                                         ----------

NET INCREASE                                                                550,610

Net assets available for benefits
      Beginning of year                                                     756,358
                                                                         ----------

      End of year                                                        $1,306,968
                                                                         ==========

                See accompanying notes to financial statements.

                                                                              5.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the "Corporation") and its subsidiary, Tower Bank & Trust Company. An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of three months of service.

The Plan was adopted March 1, 1999. Effective July 1, 2000, the plan was amended and restated. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts: Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation's contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Contributions: Each year, participants may contribute a specified portion of their pretax annual compensation to the Plan, subject to certain limitations set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine funds, including Tower Financial Corporation stock, as investment options for participants. Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation. Any forfeitures of participants leaving the Plan that are not fully vested are used to reduce the employer matching contributions. As of December 31, 2003 and 2002, forfeited accounts totaled $6,141 and $1,110, respectively, to reduce employer matching contributions.

Retirement, Death and Disability: A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account. Distributions are made in cash.


                                  (Continued)

                                                                              6.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002



NOTE 1 - DESCRIPTION OF PLAN (Continued)

Loan Provisions: Participants may borrow from their fund accounts up to a maximum of $50,000. The loans are secured by the balance in the participant's account and bear reasonable interest rates.

                                  (Continued)

                                                                              7.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and results of operations, are summarized below.

Accounting Method: The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition: Investments are stated at fair value as determined by quoted market prices, if available. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments: In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year along with gains and losses on sales of investments are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. Unrealized appreciation (depreciation) for investments held as of the end of the current fiscal year is the difference between the current value of those investments and the value of those investments as of the end of the prior fiscal year or the purchase date for investments purchased during the year. The gain or loss on securities sold is the difference between the proceeds received and the fair value of the security at the end of the prior fiscal year or the purchase date for securities purchased during the year.

Administrative Expenses: All expenses of administration may be paid out of the Plan unless paid by the Corporation. Until paid, the expenses shall constitute a liability of the Plan.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.


                                  (Continued)

                                                                              8.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan provides for various investment options including any combination of mutual funds, stocks, and money market funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant's individual account balances.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of termination, participants will become 100 percent vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments at quoted market value.

                                                                 December 31,
                                                               2003       2002
                                                             --------   --------
     Mutual Funds
         Delaware Cash Reserve, 61,823 and 30,036
           units, respectively                               $ 61,823   $ 30,036
         PIMCO Total Return Fund, 9,178 and 6,158
           units, respectively*                                98,296     65,709
         MFS Total Return Fund, 6,258 and 4,782
           units, respectively*                                94,497     63,458
         Columbia Growth and Income Fund, and 11,030
           8,036 units, respectively*                         178,794    110,339
         Columbia Mid Cap Value Fund, 1,301 and 72 units,
           respectively                                        31,130      1,357
         MFS Massachusetts Investor Growth Stock
           Fund, 26,883 and 23,148 units, respectively*       304,319    213,655
         Delaware Small Cap Value Fund, 1,799 and 168
           units, respectively                                 60,576      4,284
         Janus Advisor Worldwide Fund, 2,841 and
           2,289 units, respectively*                          74,977     49,467

                                                             --------   --------
                                                              904,412    538,305


                                  (Continued)

                                                                              9.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002



NOTE 4 - INVESTMENTS (Continued)


Other Investments
    Cash                                             $    4,500   $    4,625
    Loans to participants                                24,961        4,234
    Tower Financial Corporation common stock,
      24,873 and 16,485 shares, respectively*           373,095      209,194
                                                     ----------   ----------
                                                        402,556      218,053
                                                     ----------   ----------
                                                     $1,306,968   $  756,358
                                                     ==========   ==========

     * Denotes investment that represents 5 percent or more of the Plan's net assets.

The following table presents the net appreciation (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2003.

      Mutual funds                                       $ 118,528
      Tower Financial Corporation common stock              49,461
                                                         ---------

                                                         $ 167,989
                                                         =========

All of the Plan's investments are uninsured.


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain Plan investments are shares of mutual funds managed by Delaware Retirement Financial Services (Delaware). Delaware is the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments. The employer paid for all professional services, except for stock transfer fees. As of December 31, 2003, stock transfer fees of $1,032 were paid to Delaware by reducing individual participant accounts.

During 2003, the Plan purchased 9,976 shares of Tower Financial Corporation common stock at a cost ranging from $12.73 to $14.85 per share. The Plan sold 1,588 shares of Tower Financial Corporation common stock at a sales price ranging from $13.75 to $14.54 per share.

                                  (Continued)

                                                                             10.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

At December 31, 2003 and 2002, the Plan held the following party-in-interest investments (at quoted market value):

                                                         December 31,
                                                        2003      2002
                                                      --------  --------
Delaware Cash Reserve, 61,823 and 30,036 units,
  respectively                                          61,823    30,036
Delaware Small Cap Value Fund, 1,799 and 168
  units, respectively                                   60,576     4,284
Tower Financial Corporation common
  stock, 24,873 and 16,485 shares, respectively        373,095   209,194
Loans to participants                                   24,961     4,234

NOTE 6 - TAX STATUS

The Plan is maintained using a prototype plan document sponsored by Baden Gage and Schroeder LLC. The Internal Revenue Service has ruled in a letter dated August 7, 2001, that the prototype plan qualifies under Section 401 of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The plan administrator believes that the Plan is designed and is being operated in compliance with applicable requirements of the IRC.


                                  (Continued)

                                                                             11.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were approximately $-0-and $608 at December 31, 2003 and 2002.



                                                                             12.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   TOWER FINANCIAL 401(k) Plan

                                   By: Tower Financial 401(k) Plan Trustee:
                                       Tower Bank & Trust Company


Dated:  June 28, 2004                /s/ Donald F. Schenkel
                                   ---------------------------------------------
                                   Donald F. Schenkel, Chief Executive Officer


Dated:  June 28, 2004                /s/ Michael D. Cahill
                                   ---------------------------------------------
                                   Michael D. Cahill, Chief Financial Officer


Dated:  June 28, 2004               /s/ Curtis A. Brown
                                   ---------------------------------------------
                                   Curtis A. Brown, President





                                                                             13.